Exhibit 1.8

CDC Software Named a “Microsoft Golden Solution Partner” In China

HONG KONG February 28, 2003 CDC Software, the software unit of chinadotcom corporation [NASDAQ: CHINA; Website: www.corp.china.com], a leading integrated enterprise solutions company in Asia, today announced its subsidiary was recently named by Microsoft as a “Golden Solution Partner” (“GSP”) in China. CDC Software has been awarded global “Microsoft Certified Solution Partner” status from 1999-2001.

To be successfully selected as a GSP, the company has to prove that its software development process and quality meet the Microsoft standard and are verified by Microsoft. As a GSP, CDC Software products are developed based on the Microsoft .NET architecture, Microsoft SQL (Structured Query Language) database and a VB (Visual Basic) development tool. As mentioned in the Microsoft Chinese website (www.microsoft.com/china), the purpose of running this program is to provide market recognition to those solution providers in China, who develop specific solutions built on Microsoft technology and the .NET Framework and to strengthen the relationship with Microsoft partners through authorization of brand usage, marketing and sales support.

“This program set the benchmark against the industry standard and we are pleased to be selected as a ‘Golden Solution Partner’ in China,” said Alsen Hsien, Managing Director of CDC Software’s China Operation. “This award is the recognition of our product development process by an industry player. It further demonstrates our continuous commitment to providing high quality services and products to our clients and our capabilities of developing software products based on a Microsoft technology and .NET platform.”

Microsoft (China) Co., Ltd. is an existing client of CDC Software using CDC Software’s PowerHRP (Human Resources and Payroll).

Within the chinadotcom group, Praxa Limited, a leading Australian IT professional services organization with a 21-year operating history and now a wholly-owned subsidiary of chinadotcom corporation, achieved “Microsoft Gold Partner for Business Intelligence” status in 2002. Praxa has been recognized for its achievements many times by Microsoft, including three separate Microsoft awards for the development of Digital Dashboard applications in 1999/2000, and recognition as “Microsoft State Partner of the year in the ACT” in 1999. In 1996, Praxa was awarded the prestigious “Microsoft Worldwide Solution Provider Partner of the Year” award, competing against a field of hundreds of Microsoft Partners from around the globe.

CDC Software is operating two software development centers in China. As part of the software strategy, the software development centers are expected to be a development platform for CDC Software’s own IP (intellectual property) software products as well as an outsourcing conduit for low-cost, high-quality software development for internationally established software companies, that are looking to reduce their overall research and development costs as part of their overall restructuring initiatives. The software development process of CDC Software’s development center in Shanghai is based on Capability Maturity Model (CMM), which is an international standard of software development.

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About CDC Software

CDC Software is the software unit of chinadotcom corporation (NASDAQ: CHINA), a leading integrated enterprise solutions company in Asia. CDC Software integrates a series of chinadotcom’s self-developed products developed in the two software development centers in China, which include PowerBooks, PowerHRP (Human Resources and Payroll), PowerATS (Attendance Tracking System), Power-eHR, PowerPay+, PowerCRM and Power eDM (a double-byte e-mail marketing technology). In addition, the company also broadens its serving offerings in software arenas by establishing strategic partnerships with leading international software vendors to localize and resell their software products in the Greater China region.

chinadotcom’s software arm currently has 600+ enterprise software customers in the Asia Pacific region with over 1,000 installations. Selected multinational and domestic customers include ACNeilsen, Carrefour, Inventec Micro Electronics Shanghai, Legend Computer, Microsoft (China) Co., Ltd., Polymatch (Shanghai) Co., Ltd., Shenzhen Airlines, Swire Beverages and Shangri La Hotels and Resorts.

For more information about chinadotcom corporation and CDC Software, please visit the Web site http://www.corp.china.com.

Safe Harbor Statement

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2001 on Form 20-F filed on June 11, 2002.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager

Tel:	(852) 2961 2750
Fax:	(852) 2571 0410
e-mail:	jane.cheng@hk.china.com

Investor Relations

Craig Celek, US, VP, Investor Relations

Tel:	1 (212) 661 2160
Fax:	1 (973) 591 9976
e-mail:	craig.celek@hk.china.com